UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FBR & Co.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30247C400

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 30247C400

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Hendrix
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 465,804 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 465,804 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,804 as of December 31, 2016 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.53% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 187,500 shares of common stock issuable upon exercise of outstanding options to purchase common stock and 27,615 shares of common stock underlying Restricted Stock Units (“RSUs”), which are scheduled to vest within 60 days of December 31, 2016.
(2)	Based upon 187,500 shares of common stock issuable upon exercise of outstanding options to purchase common stock held by the reporting person and 27,615 shares of common stock underlying RSUs, which are scheduled to vest within 60 days of December 31, 2016, plus 6,915,683 shares of common stock outstanding as of December 31, 2016. Shares of common stock subject to stock options and RSUs for persons other than the reporting person are not deemed outstanding for purposes of computing the percentage of the class owned by the reporting person.

Item 1.

	(a)	Name of Issuer FBR & Co.

	(b)	Address of Issuer’s Principal Executive Offices 1300 North Seventeenth Street Arlington, VA 22209

Item 2.

	(a)	Name of Person Filing Richard J. Hendrix (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if None, Residence 1300 North Seventeenth Street Arlington, VA 22209

	(c)	Citizenship Virginia

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 30247C400

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

See Item 9 of the attached cover page.

(b) Percent of Class:

See Item 11 of the attached cover page.

	(c)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote	465,804 (1)

	(ii) shared power to vote or to direct the vote	0

	(iii) sole power to dispose or to direct the disposition of	465,804 (1)

	(iv) shared power to dispose or to direct the disposition of	0

(1)    Includes 187,500 shares of common stock issuable upon exercise of outstanding options to purchase common stock and 27,615 shares of common stock underlying RSUs vesting within 60 days of December 31, 2016.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Richard J. Hendrix

Name:	Richard J. Hendrix
Title:	Chairman and Chief Executive Officer

Date:	February 10, 2017